February 25, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada Sarmento

Joseph McCann

Tara Harkins

Terence O’Brien

Re:                             Passage Bio, Inc.

Registration Statement on Form S-1 (File No. 333-236214)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 1,855 copies of the Preliminary Prospectus dated February 18, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on February 27, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
COWEN AND COMPANY, LLC

As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
	Name:	Charles Park
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ David Bohn
	Name:	David Bohn
	Title:	Managing Director

[Signature Page to Passage Bio, Inc. Acceleration Request]